

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Jill Woodworth
Chief Financial Officer
Peloton Interactive, Inc.
125 West 25th Street, 11th Floor
New York, New York, 10001

       Re: Peloton Interactive, Inc.
          Form 10-K for the fiscal year ended June 30, 2020
          Filed September 11, 2020
          File No. 001-39058
          Form 8-K Furnished on February 4, 2021
          File No. 001-39058

Dear Ms. Woodworth:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2020

Notes to Consolidated Financial Statements
Commitments and Contingencies
Legal Proceedings, page 77

1.   We note you recognized $60.1 million in litigation and settlement expenses for the fiscal year ended June 30, 2020 which was material to your net income. We also note that these expenses were adjustments in certain of your non-GAAP measures that you describe as consisting of legal settlements and related fees for specific proceedings, that arise outside of the ordinary course of your business. To help us better understand your disclosure, please quantify how much of the related expenses applied to the previously disclosed legal maters and how much of the expenses, if any, were related to matters not previously identified. Please further explain the nature of the expenses and how you determined that

they are out of the ordinary.

Form 8-K Furnished on February 4, 2021

Exhibit 99.1
Key Operating Metrics and Non-GAAP Financial Measures, page 14

2.   Please revise to present your GAAP financial statements prior to your reconciliations of non-GAAP measures to avoid giving undue prominence to the non-GAAP data in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. We also note similar disclosures in your 10-Q filings.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Melissa Gilmore, Staff Accountant at (202) 551-3777 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Manufacturing